Attorneys and Counselors

2001 Bryan Street, Suite 3900	(214) 922-4120
Dallas, Texas 75201	Fax (214) 922-4170
(214) 953-0053	bhallett@hallettperrin.com
(214) 922-4142 Fax www.hallettperrin.com

June 2, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Re:	USMD Holdings, Inc. (the “Company”)

Registration Statement on Form S-4 (333-171386)

Dear Mr. Riedler:

At the request of the Staff, we are furnishing additional information regarding our prior response to Staff comment no. 19 (February 16, 2011). That letter set forth an estimated initial trading price of $14.20 per share for the Company’s common stock, resulting in an estimated public float of $8.5 million. The calculation of initial trading price was derived by dividing the net enterprise value of the Company (based upon an independent valuation of the Company’s business units) by the number of shares of common stock outstanding. The estimated public float was derived by multiplying the number of shares of common stock to be owned by non-affiliates of the Company as of the closing date by the estimated initial trading price.

Since the date of that response, the Company has updated its calculation for (i) changes in the net enterprise value of the Company (based upon an updated independent valuation of the Company’s business units), (ii) changes in working capital and levels of indebtedness, (iii) an increase in the number of shares to be outstanding at the closing date, and (iv) an increase in the number of shares of common stock to be owned by non-affiliates. As a result, the $14.20 share price has declined to $14.17, and the estimated public float calculation has increased from $8.5 million to $15.6 million. The methodology is set forth in detail on the attached table.

Please contact the undersigned with any questions regarding this matter.

Very truly yours,

/s/ Bruce H. Hallett

Calculation of Initial Trading Price and Estimated Public Float

	Total Enterprise	Total Subsidiary	Total Enterprise Value Less Subsidiary Level	USMD Corporate	Ventures/UANT Corporate Level	USMD Enterprise Value		Ventures Enterprise Value
Entity	Value	Level Debt	Debt	Level Debt	Debt	% Own	$ Value	% Own	$ Value

USMD
USMD Arlington	169,550,000	(46,320,000)	123,230,000			5.00%	6,161,500	22.63%	27,886,949
USMD FW Hospital	46,060,000	(19,660,000)	26,400,000			20.00%	5,280,000	10.88%	2,872,320

USMD Hospital Division	31,880,000		31,880,000			100.00%	31,880,000
USMD Cancer Division	27,450,000		27,450,000			100.00%	27,450,000
Willowbrook Cancer	10,870,000	(4,880,000)	5,990,000			30.00%	1,797,000

USMD Litho Division
Management	5,550,000		5,550,000			100.00%	5,550,000
Minority Partnership Interests	9,920,000	(130,000)	9,790,000	(7,690,000)		*Varies	9,790,000

USMD Inc Holding Company Debt				(730,000)

Ventures
UANT
Cancer	46,290,000		46,290,000		(9,460,000)			100%	46,290,000
Imaging	4,730,000		4,730,000		(380,000)			100%	4,730,000
Lab	7,890,000		7,890,000					100%	7,890,000
Research	880,000		880,000					100%	880,000
Practice	5,370,000		5,370,000		(3,860,000)			100%	5,370,000

UANT Owned:
MetroStone Management	9,160,000		9,160,000					88.55%	8,111,180
Dallas Stone Management	9,030,000		9,030,000					34.05%	3,074,715
North Texas Stone Management	5,580,000	(200,000)	5,380,000					30.00%	1,614,000
Waxahachie Surgery Center								4.51%	41,000
US Urology								10.00%	0
Linked Urology Research Network								20.00%	0

UANT Ventures
Baylor Carrolton								1.14%	200,000
North Texas Hospital								0.88%	180,000
Neo - Alliance								51.52%	0

UANT Ventures (Corporate Debt)					(1,090,000)
UANT Lithotripsy (Corporate Debt)					(1,210,000)

Total	390,210,000	(71,190,000)	319,020,000	(8,420,000)	(16,000,000)		87,908,500		109,140,164

Total Gross Enterprise Value							87,908,500		109,140,164
Adjustments:
Deferred Payout Obligations (as defined in Section 1.4(b) of the Agreement)							0		(186,000)
Working Capital Adjustment (as defined in Section 1.4(b) of the Agreement)							3,270,000		(3,294,000)
Approved Capital Expenditures (as defined in Section 1.4(b) of the Agreement)							0		0

Adjusted Net Enterprise Value (Purchase Price)							91,178,500		105,660,164
Less: Indebtedness (columns F and G)							(8,420,000)		(16,000,000)
Holdings Note (as defined in Section 1.4(c) of the Agreement)									(30,000,000)

Value of Contribution to Holdings							82,758,500		59,660,164

Total Net Enterprise Value									$142,418,664
Total Number of Shares Outstanding									10,050,000
Estimated Initial Trading Price									$14.17

Number of Shares Held by Non-Affiliates									1,100,312
Estimated Public Float									$15,592,534